Atlas Copco

03 MAY -9 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2





03022083

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB:

- Notice of Annual General Meeting
- Atlas Copco finalizes acquisition of DreBo
- Atlas Copco Q1 Report conference call
- Atlas Copco appoints new COO for Rental Service
- Atlas Copco's Peter Wallenberg Award recognizes successful launch of Milwaukee on new market
- Q1 Report: Profit increased in spite of weaker demand
- Atlas Copco's AGM 2003 summary
- Milwaukee Electric Tool announces plans for assembly plant in Mexico
- Printed Q1 Report

Stockholm, Sweden, May 6, 2003

Eva Almgren
Group Communications
Atlas Copco AB

Sent by DHL

Atlas Copco Group Center

SEC 82-812

 **press information**

Group Communications

Atlas Copco AB (publ), Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are hereby invited to attend the Annual General Meeting to be held on Monday April 28, 2003 at 5.00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Notification of attendance
Shareholders, intending to participate in the Annual General Meeting, must

- be recorded in the Shareholders Register kept by VPC AB (the Swedish Securities Register Centre) on Thursday April 17, 2003, and
- notify the Company of their intent to participate in the Annual General Meeting no later than 4.00 p.m., Tuesday April 22, 2003 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or via Internet www.atlascopco-group.com or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other authorized depositary must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Thursday April 17, 2003. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Annual General Meeting in person or by proxy. Proxies should be received by the Company together with notification of attendance. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the homepage of Atlas Copco www.atlascopco-group.com after the Meeting.

Agenda
1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report and the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Decision
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
   b) regarding discharge from liability of the Board members and the President,

c) regarding allocation of the Company's profit according to the approved Balance Sheet,
d) regarding record day for receiving dividend;

9. Determination of the number of Board members and deputy members to be elected at the Meeting;
10. Election of Board members and, if applicable, of deputy members;
11. Determination of the remuneration to the Board of Directors and committees of the Board of Directors;
12. Proposal from the Sveriges Aktiesparares Riksförbund (Swedish Shareholders' Association) that a Nomination Committee be appointed at the Meeting;
13. Closing of the Meeting.

The Board of Directors' proposals for decision

Item 8c) that a dividend of SEK 5.75 per share be paid to the Shareholders;

Item 8d) that the record day for the dividend be May 2, 2003. Should this date be approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on May 7, 2003.

Other proposals

The following group of shareholders, Investor, SHB/SPP Fonder, Robur Fonder and Alecta, representing more than 25% of the total number of votes, have submitted the following proposals:

Item 9) that nine (9) ordinary Board members, earlier ten (10), and no deputies are elected;

Item 10) that the following ordinary Board members are re-elected: Jacob Wallenberg, Gunnar Brock, Sune Carlsson, Kurt Hellström, Thomas Leysen, Ulla Litzén and Charles E. Long;
that Staffan Boman and Anders Ullberg are elected new Board members.
The Board members Anders Scharp, Lennart Jeansson and Michael Treschow have declined re-election; and

Item 11) that a Board remuneration of SEK 3,000,000 is decided upon as well as a remuneration for Board committee work of SEK 300,000; both sums to be distributed in accordance with the Board's discretion to the Board members elected by the Meeting and not employed by the company.

Item 12) Sveriges Aktiesparares Riksförbund has announced a proposal regarding the appointment of a Nomination Committee by the Meeting that should consist of, from the company independent, members who should represent the owners at the Meeting. It is further proposed that one member representing the small shareholders be part of the Committee.

A number of the major shareholders, together representing more than 25% of the total number of votes, have announced that they intend to vote to reject this proposal. They will instead propose that the Meeting decides that the nomination process be arranged in such a way that four of the major shareholders elect one representative each during the fourth quarter of each year, and that they, under the supervision of the Chairman, will formulate a proposal for the Board that will be submitted to the Annual General Meeting for decision. The proposal includes that the names of the four representatives be announced as soon as they have been appointed.

Auditors

At the 2002 Annual General Meeting the audit firm KPMG Bohlins AB was elected auditor, with the Authorized Public Accountant Stefan Holmström as the main responsible for the audit, for the period until the Annual General Meeting in 2006. The auditor's fee be paid on open account.

Stockholm, March 2003

SEC 82-812



press information

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070 or + 46 70 322 8070, annika.berglund@se.atlascopco.com

Atlas Copco finalizes acquisition of DreBo

Stockholm, Sweden, April 4, 2003— After approval from regulatory authorities, Atlas Copco Holding GmbH has today acquired DreBo Werkzeugfabrik GmbH, Altshausen, Germany, a manufacturer of carbide tipped masonry drilling products. DreBo's distribution center in the United States is included in the acquisition. The purchase price was not disclosed.

DreBo is one of the world's leading manufacturers of carbide tipped masonry drilling products used in the construction and building industry. The company has annual revenues of approximately MSEK 230 (M€25) and 160 employees.

DreBo Werkzeugfabrik GmbH is now part of the division Atlas Copco Electric Tools in the business area Atlas Copco Industrial Technique. The acquisition is in line with the strategy to expand the accessory business related to professional electric tools. DreBo will continue to operate as a stand-alone company and serve its current customer base.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of SEK 48 billion with 98% of revenues outside Sweden, and approximately 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco is a major producer and supplier of electric professional tools through the two divisions Milwaukee Electric Tools, USA, and Atlas Copco Electric Tools, Germany, both part of Atlas Copco's business area Industrial Technique.



press information

Group Communications

April 10, 2003

Atlas Copco's Q1 Report Conference Call

Atlas Copco will publish its Q1 results on Monday, April 28 at approx. 12:00 PM CET.
A conference call will take place at 3:00 PM CET / 9:00 AM EST. Your participation is welcomed.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, Hans Ola Meyer, CFO, and Annika Berglund, Senior Vice President, Group Communications. The meeting will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see our website for handout and further details.

If you wish to participate, please register before April 25 on:
www.atlascopco-group.com > Investor Relations > Calendar

If you have questions or comments, please contact Mattias Olsson by e-mail:
mattias.olsson@se.atlascopco.com or by telephone: +46 (0)8 743 8291.

Please note that the conference call will be a dial-in only.

Participants within	Dial-in number	**Replay-number**	Code
North America	+1 334 323 6203	+1 334 323 6222	980912
Great Britain	020 7162 0188	020 8288 4459	980912
Rest of the world	+44 (0)20 7162 0188	+44 (0)20 8288 4459	980912

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

SEC 82-812



press information

Group Communications

CONTACT: Freek Nijdam, Senior Executive Vice President, Business Area Rental Service
+1 480 9053356, or +1 480 2260862, fnijdam@rentalservice.com

Marianne Hamilton, SVP Organizational Development and Management Resources,
Atlas Copco AB, +46 8 7438590, or +46 70 6658590,
marianne.hamilton@se.atlascopco.com

Atlas Copco appoints new COO for Rental Service

Stockholm, Sweden, April 23, 2003—Effective June 16, 2003, Tom Zorn has been appointed Chief Operational Officer COO for Atlas Copco's U.S.-based Rental Service Business Area (Rental Service Corporation). Tom Zorn, who has long experience from the rental business, is currently President of the Directional Marketing Division of TMP Worldwide.

"I am most pleased that Tom has joined us," says Freek Nijdam, Senior Executive Vice President Atlas Copco and Head of Business Area Rental Service. *"His background with Ford Motor and his experience working with their rental partners, Hertz and Budget Rent-a-car, give him unique insight to the rental business and our use-of-products strategy. In addition, Tom Zorn has been successful in leading turn-around and growth situations."*

Operating with three well-respected brands, RSC, Prime Industrial and Prime Energy, Rental Service fulfils the rental and sales demands of the construction, industrial, petrochemical, manufacturing, government and homeowner markets in the United States, Canada and Mexico. As COO Tom Zorn will start to head of the Support Functions of the Business Area and after an initial period, he will take over and lead the operation.

Tom Zorn started his career working for Ford Motor Company in various financial and strategic roles for eight years. In 1996 he transferred to Budget Rental Car, a Ford subsidiary and assumed the management responsibility for the division Budget Truck Rental. He restructured that division and implemented a turn-around strategy that reversed five years of revenue and profit declines. After a one-year assignment as Senior Vice President, Global Strategy for Security Capital Group (a venture capital firm and subsidiary of GE Capital), Tom Zorn returned to Budget Rental Car as the President of Ryder Truck Rental (TRS) and Budget Truck Rental. After having completed the merger of those two companies he moved to TMP Worldwide to participate in Internet opportunities.

Tom Zorn has a BA in Economics and an MBA from the University of Michigan.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SEC 82-812



press information

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, or +46 70 322 8070, annika.berglund@se.atlascopco.com

Joanna Canton, Media Relations Manager, Atlas Copco AB
+ 44 1442 222312, or +44 7971 650115, joanna.canton@uk.atlascopco.com

Atlas Copco's Peter Wallenberg Award recognizes successful launch of Milwaukee on new market

Stockholm, Sweden, April 23, 2003 —Atlas Copco's prestigious Peter Wallenberg Marketing and Sales Award will this year be presented to Herbert Hermens, General Manager, Atlas Copco Tools Australia. The Award recognizes the launch of the Milwaukee electric tool brand on a new market, where it has received a first-in-choice position, only two years after its introduction.

In 2001, Atlas Copco began the launch of Milwaukee, a premium electric tool brand aimed at professional users, on the Australian market. The innovative launch-concept, created by Hermens and his team, was to offer the "best of two worlds"; the new Milwaukee brand together with the well-known capabilities of Atlas Copco. The objective was to achieve a number one position for the new brand, while phasing out the Atlas Copco electric tool brand. The activity is part of the strategy to turn Milwaukee into a global brand, rather than serving North America only.

Today, the Milwaukee brand is well perceived by the customers, and known as the brand delivering "Nothing but heavy duty". Atlas Copco has expanded its distributor network, and sales volumes and market share have steadily increased. The strong Milwaukee position has also contributed to increased sales of Atlas Copco's second electric tool brand, AEG, as well as to the comprehensive accessories program.

When Atlas Copco started to launch the Milwaukee brand in Europe last year, the sales organizations were able to benefit from the valuable experiences made in Australia.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked for the Group for 20 years before serving as Chairman of the Board from 1974-1996. The Peter Wallenberg Marketing and Sales Award recognizes the most innovative and successfully implemented method in the field of sales and marketing. The Award will be presented at Atlas Copco's annual general meeting in Stockholm, Sweden, on April 28, 2003.

SEC 82-812



press information

Group Communications

03 MAY -5 AM 7:21

April 28, 2003

ATLAS COPCO
Interim report at March 31, 2003 (unaudited)

Profit increased in spite of weaker demand

- **Order volumes down 1%, 11% negative currency translation effect.**
- **Profit after financial items amounted to MSEK 956 (912), or 9.2% (7.8).**
- **Operating profit margin increased to 10.3% (10.0).**
- **Earnings per share increased 8% to SEK 3.03 (2.80).**
- **Operating cash flow totaled MSEK 1,191 (1,523).**

Note: All comparative figures are for the first quarter of 2002, unless otherwise stated.

MSEK	January – March 2003	2002	Change %
Orders received	**10,903**	**12,058**	**-10**
Revenues	**10,400**	**11,635**	**-11**
Operating profit	**1,072**	**1,166**	**-8**
– as a percentage of revenues	***10.3***	***10.0***	
Profit after financial items	**956**	**912**	**+5**
– as a percentage of revenues	***9.2***	***7.8***	
Items affecting comparability			
Restructuring costs – Atlas Copco Wagner	***-12***		
Reduced goodwill amortization	***+45***		
Total	**+33**		
Earnings per share, SEK	**3.03**	**2.80**	
Equity capital per share, SEK	**99**	**133**	
Return on capital employed (12 month value)	**13***	**12**	

* Excluding goodwill impairment charge.

Near-term demand outlook

Demand in the Group's two main regions, North America and Europe, is not expected to show any material change in the near term. Key business indicators such as capacity utilization, industrial production and building and construction activity in these regions are still weak.

Demand from the mining industry and the overall demand in Asia is expected to remain favorable.

Review of first quarter

Atlas Copco Group

Market development

Demand in **North America** remained weak, primarily reflecting weak market conditions in the United States. In addition to already sluggish US manufacturing and construction activity, the war in Iraq depressed both business and consumer confidence.

Seasonally adjusted, non-residential building activity in the United States remained about 15% below previous year and almost 30% off its peak of Q1 2001. The previously healthy residential building activity showed signs of deterioration.

Demand for industrial equipment was better than for construction equipment but still negatively affected by the low manufacturing output and low capacity utilization. Mining industry demand, primarily for consumables and after-market products, continued on a good level.

In **South America**, the demand situation improved from a low level and after several quarters of deterioration. The mining industry was the main contributor to this improvement.

Despite worsening economic climate in the European Union, demand for the Group's products and services in **Europe** as a whole stayed on a relatively good level. This was primarily due to the steady growth in Eastern Europe, which offset the weak development in many Western European countries, particularly in France.

In Russia and other parts of Eastern Europe, most customer segments showed a positive development, while the situation in the rest of Europe varied between different industries. Construction activity continued to be depressed, affecting demand for light construction equipment, portable compressors and electric tools. Demand from manufacturing and process industry, especially for after-market products, held up well considering the generally weak business environment in the region.

The level of demand was favorable in northern **Africa** and the **Middle East**, in spite of the war in Iraq, and demand from the mining industry in southern Africa continued to be very strong.

In **Asia**, the positive demand development continued, primarily driven by another quarter of strong growth in China. Demand from the construction and manufacturing industries in Australia continued to improve.

Orders and revenues

	January – March	
MSEK	Orders Received	Revenues
2002	12,058	11,635
Structural change, %	+1	+1
Currency, %	-11	-11
Price, %	+1	+1
Volume, %	-1	-2
Total, %	-10	-11
2003	10,903	10,400

Geographic distribution of orders received last 12 months, %	March 2003	December 2002
North America	46	48
Europe	33	32
Asia / Australia	13	12
Africa / Middle East	5	5
South America	3	3
	100	100

Earnings and profitability

Operating profit reached MSEK 1,072 (1,166) corresponding to an operating margin of 10.3% (10.0). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 220. Cost reductions and price increases offset the negative effect of lower revenues. This year's operating profit included a MSEK 45 positive effect from lower amortization expense as a result of the goodwill impairment charge in Q3 2002, and MSEK 12 in restructuring cost in the Construction and Mining Technique business area.

Net financial items amounted to MSEK -116 (-254), of which net interest items accounted for MSEK -107 (-235). Interest expense continued to decline year-on-year, a result of the strong cash flow in the last 12 month period, a weaker USD and successful interest-rate management.

Profit after financial items improved 5%, to MSEK 956 (912), to a margin of 9.2% (7.8). Net foreign exchange effects were about MSEK -200.

Net profit totaled MSEK 636 (587), or SEK 3.03 (2.80) per share.

The return on capital employed during the 12 months to March 31, 2003, was 13% (12), and the return on shareholders' equity 11% (11), excluding the goodwill impairment charge in the third quarter 2002. The Group currently uses a weighted average cost of capital (WACC) of 7.8%, corresponding to a pre-tax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,425 (1,553), corresponding to 14% (13) of Group revenues. Working capital increased slightly by MSEK 36, in contrast with last year's substantial decrease of 668. Consequently the total cash flow from operations reached MSEK 1,389 (2,221).

Net investment in tangible fixed assets, including proceeds from sales of used equipment, was down to MSEK 154 (672), due primarily to lower investments in rental fleet.

Operating cash flow before acquisitions and dividends equaled MSEK 1,191 (1,523).

Summary cash-flow analysis

MSEK	January – March 2003	2002
Operating cash surplus after tax	1,425	1,553
of which depreciation added back	*837*	*1,057*
Change in working capital	-36	668
Cash flow from operations	1,389	2,221
Investments in tangible fixed assets	-496	-1,174
Sale of tangible fixed assets	342	502
Other investments, net	-44	-26
Company acquisitions/divestments	-207	-5
Cash flow from investments	-405	-703
Dividends paid	0	-4
Net cash flow	**984**	**1,514**
Change in interest-bearing liabilities	-804	-1,341
Cash flow after financing	180	173
Liquid funds at beginning of period	1,356	1,343
Translation difference	-20	-30
Liquid funds at end of period	1,516	1,486

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 12,233 (18,196), of which MSEK 1,818 (1,720) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved to 59% (65), in spite of the goodwill impairment charge of MSEK 6,950 in Q3 2002.

Investments, depreciation and amortization

Investments in property and machinery totaled MSEK 138 (284), while gross investments in rental equipment amounted to MSEK 358 (890). The lower investments in rental equipment reflected the weak market demand and an improved fleet efficiency. Depreciation on these two asset groups was MSEK 204 (237) and MSEK 502 (634), respectively, while amortization of intangible assets equaled MSEK 131 (186).

Asbestos cases in the United States

As of March 31, 2003, Atlas Copco has a total number of 140 asbestos cases filed with a total of 22,474 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 167 companies per case.

During the first quarter 2003, two cases were dropped, as there was no evidence of an Atlas Copco product being involved.

The Group has not deemed it necessary to book any provisions related to these pending cases.

People

On March 31, 2003, the number of employees was 25,516 (25,543). For comparable units, the number of employees decreased by 719 from March 31, 2002.

Equity and distribution of shares

A provision is booked against shareholder's equity as the Atlas Copco share price is lower than those of the Atlas Copco employee option plan contracts. As of March 31, 2003, the provision amounted to MSEK 144 (138 at Dec 31, 2002).

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	January – March		Change
MSEK	2003	2002	%
Orders received	**4,048**	4,242	**-5**
Revenues	**3,721**	3,785	**-2**
Operating profit	**681**	657	**+4**
– as a percentage of revenues	***18.3***	*17.4*	
Return on capital employed (12 month values)	**69**	67	

- Growth continued for industrial compressors and the aftermarket.
- Portable compressors suffered from poor construction activity.
- Asia continued to grow steadily.
- Higher profit margin, in spite of unfavorable exchange rate developments.

Orders received decreased 5%, at MSEK 4,048 (4,242), due to a negative translation effect of approximately 7%. The volume for comparable units increased 1%, while acquisitions added 1%. Revenues decreased 2% to MSEK 3,721 (3,785), corresponding to an increase of 4% in volume.

The positive order trend for the industrial compressor business continued with volume growth recorded both for machines and the aftermarket. The best growth was achieved in Asia, with China now being the business area's largest single market. Parts of Europe and Australia also recorded positive developments. The aftermarket business continued to expand at a significantly higher pace than the average. Oil-injected compressors, used in a wide variety of applications in all types of industry, noted the best growth. Product range completions in recently introduced products and successful territory management in high-potential markets supported the sales development and a further strengthening of the market position.

The unfavorable market conditions for construction, particularly in North America and Western Europe, continued to negatively affect the sales of portable compressors and generators. In contrast, the development of the specialty rental business for these product groups remained positive.

Operating profit increased 4% to MSEK 681 (657), corresponding to an operating margin of 18.3% (17.4). The margin improvement, which was achieved in spite of negative currency developments, was a result of higher volumes, a favorable equipment sales mix and a higher share of aftermarket revenues. Cash flow, supported by active asset management, remained strong and contributed to an even higher return on capital employed (past 12 months), which increased to 69% (67).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	January – March 2003	2002	Change %
Revenues	**2,495**	3,397	**-27**
Operating profit	**104**	121	**-14**
– as a percentage of revenues	***4.2***	*3.6*	
Return on capital employed (12 month values)	**3***	3	

* Excluding goodwill impairment charge.

- Continued weak market demand, rental revenue down 3% in US dollars.
- Cost reductions and successful price management mitigated negative effect on profit.
- Improved rental rates and higher fleet utilization.
- Cash flow remained very strong.

The underlying market remained weak as the non-residential building activity continued to be almost 15% below the previous year's level. Demand for maintenance and energy-related rental from industrial customers was good, in spite of low capacity utilization levels in the manufacturing industry.

Total revenues decreased 27%, to MSEK 2,495 (3,397) primarily due to a very large negative translation effect from USD to SEK of 17%. Rental revenues, which accounted for 75% of total revenues, dropped 3% in local currency, but same store rental revenue was flat. The continuous adjustment of the number of rental stores resulted, however, in a volume drop of 5%. Thanks to active price management, the average rental rates increased 2% compared to previous year and stayed flat in relation to Q4 2002. Sales of new equipment, parts and merchandise, representing 15% of total revenues, dropped 23%, reflecting poor demand, reduced number of stores and reduced focus on sales of new equipment. Sales of used equipment decreased 28% from a relatively high level in 2002.

Operating profit (EBIT) was unchanged in local currency but decreased to MSEK 104 (121) entirely due to currency translation. The margin was 4.2% (3.6). The effect of the significant revenue drop was compensated for by MSEK 45 lower goodwill amortization, lower operating costs, active price management as well as a more efficient use of the fleet. Lower payroll expense was partly offset by rising health-care and insurance costs as well as costs associated with the reduction of rental locations and the number of employees. The profit margin before non-cash items such as depreciation and amortization (EBITDA) was unchanged at 26%. Return on capital employed, past 12 months excluding the impairment charge, was 3% (3).

The rental fleet at original cost was 7% lower than in Q1 2002 and the average age was 3.6 years. It is expected that the average age will stay close to the present level in the near-term future. Subject to material changes in market demand, this indicates somewhat higher used equipment sales as well as somewhat higher replacement investments in the next couple of quarters. Fleet utilization remained well above previous year at the same time as average rental rates improved. Improved fleet efficiency and continued successful inventory and receivables management contributed to another quarter of strong cash flow.

During the quarter, 11 rental locations were closed, giving a total number of locations at the end of the period of 495 (530). Total number of employees was 5,408, down by 277 in the quarter and by 861 compared to previous year.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

	January – March		Change
MSEK	2003	2002	%
Orders received	**2,536**	2,867	**-12**
Revenues	**2,422**	2,823	**-14**
Operating profit	**184**	248	**-26**
– as a percentage of revenues	***7.6***	*8.8*	
Return on capital employed (12 month values)	**13**	12	

- Volume growth for industrial tools.
- Lower demand for professional electric tools in North America.
- Operating margin down, due to currency and loss of revenue.
- Acquisition of drilling accessory business.

Order intake was MSEK 2,536 (2,867), a decrease of 12% as a consequence of a negative translation effect of 11% and a 1% effect from divested businesses. Volume for comparable units was flat. Revenues amounted to MSEK 2,422 (2,823), down 14%, and corresponding to a volume decrease of 2% for comparable units.

The positive volume development for industrial tools continued. Investments from the motor vehicle industry in fastening tools and assembly systems grew at the same time as the service business increased. The only exception among the major markets was Japan. Orders for tools to the automotive aftermarket increased, supported by the introduction of new products.

Demand for professional electric tools in North America weakened. This affected order intake from all distribution channels, such as, home improvement centers, industrial distributors and hardware stores. The market share was estimated to be unchanged. Demand in Europe continued to be relatively weak as the activity in building and construction markets deteriorated further. In spite of the business climate, some growth in order volume was achieved in Europe in the period.

Operating profit fell to MSEK 184 (248), corresponding to a margin of 7.6% (8.8). The main portion of the shortfall compared to previous year was due to negative currency effects, both in translation and transaction. Lower revenues and somewhat higher operating costs explained the remaining part of the profit drop. Return on capital employed (past 12 months) was 13% (12).

April 4, 2003, Atlas Copco concluded the acquisition of the German company DreBo Werkzeugfabrik GmbH, a leading manufacturer of carbide tipped masonry drilling products used together with professional electric tools. The company has annual revenues of approximately MSEK 230 and 160 employees. The acquisition is in line with the strategy of Atlas Copco Industrial Technique, to expand the accessory business related to professional electric tools.

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2003	2002	Change %
Orders received	**1,873**	1,793	**+4**
Revenues	**1,811**	1,784	**+2**
Operating profit	**151**	186	**-19**
– as a percentage of revenues	***8.3***	*10.4*	
Return on capital employed (12 month values)	**19**	22	

- Sustained volume growth.
- Growth in most regions, despite weak construction demand.
- Profit margin suffered from weaker US dollar and restructuring costs.

Orders received amounted to MSEK 1,873 (1,793), corresponding to an increase in volumes for comparable units of 3%. There was a negative translation effect of 8%, while acquisitions made during 2002 added 9%. Prices were on average 1% higher than previous year. Revenues were up 2% to MSEK 1,811 (1,784), corresponding to a flat volume development for comparable units.

Investments in underground mines continued to increase, which supported a positive order trend for drill rigs, loaders as well as consumables and service. Good order levels for underground mines were recorded in South America, Mexico, Russia, Africa and China. A slight improvement, compared to the most recent quarters, was also noted for exploration drilling equipment.

The demand for drill rigs and consumables for underground construction applications, like tunneling projects, remained at a favorable level. The number of active projects in the Middle East is still high, but realization and consequently order intake decreased due to concerns caused by the war in Iraq.

The healthy growth for surface drilling equipment used in infrastructure projects and quarries continued, in spite of the weak business climate for general construction in North America and Europe. The weak demand situation was, however, clearly reflected in orders for most types of light construction tools, like breakers.

The use-of-products revenues, such as accessories, consumables, service, and spare parts continued to grow at a somewhat higher rate than the average of the business area.

The transfer and integration of the loader business from Oregon, USA, to Örebro in Sweden, continued according to plan. A restructuring cost of MSEK 12 was booked in Q1, compared with MSEK 68 in Q4 2002 and a total project size of MSEK 150. The remaining part will be charged to the results in the coming three to four quarters.

Operating profit was MSEK 151 (186), including restructuring charges of MSEK 12. Excluding restructuring, the profit margin was 9.0% (10.4). The profit margin was again negatively affected by the weaker US dollar. Return on capital employed (past 12 months) was 19% (22).

Acquisitions and divestments 2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp Berco Bautechnik		Construction & Mining	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI-Anker-technik		Construction & Mining	70	15

*Annual revenues and number of employees at time of acquisition/divestment.

Previous near-term demand outlook
(Published February 3, 2003)

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter, but the political situation in the Middle East has increased the uncertainty.

Demand for rental equipment in the United States is expected to stay at the present level, adjusted for seasonal weakness in the first quarter.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting.

Stockholm, April 28, 2003

Gunnar Brock
President and Chief Executive Officer

Atlas Copco Group

Income Statement

	3 months ended March 31		12 months ended March 31		
MSEK	2003	2002	2003 reported	2003 *	2002
Revenues	10,400	11,635	46,327	46,327	50,673
Operating expenses	-9,328	-10,469	-41,160	-41,160	-44,840
Goodwill impairment charge			-6,950		
Operating profit	**1,072**	**1,166**	**-1,783**	**5,167**	**5,833**
- as a percentage of revenues	*10.3*	*10.0*	*-3.8*	*11.2*	*11.5*
Financial income and expenses	-116	-254	-642	-642	-1,270
Profit after financial items	**956**	**912**	**-2.425**	**4,525**	**4,563**
- as a percentage of revenues	*9.2*	*7.8*	*-5.2*	*9.8*	*9.0*
Taxes	-312	-314	-1,359	-1,511	-1,572
Minority interest	-8	-11	-56	-56	-13
Net profit	**636**	**587**	**-3,840**	**2,958**	**2,978**
Earnings per share, SEK	3.03	2.80	-18.32	14.11	14.21
Key ratios					
Equity capital per share, period end, SEK			99	127	133
Return on capital employed before tax, 12 month values, %			-4	13	12
Return on equity after tax, 12 month values, %			-17	11	11
Debt / equity ratio, period end, %			59	46	65
Rate of equity, period end, %			43	50	44
Number of employees, period end			25,516	25,516	25,543

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2002
Intangible fixed assets	12,598	12,956	21,909
Rental equipment	10,616	11,294	14,770
Other fixed assets	6,463	6,726	7,461
Inventories	6,300	5,782	6,505
Receivables	10,225	10,554	11,094
Cash, bank, and short-term investments	1,516	1,356	1,486
Total assets	**47,718**	**48,668**	**63,225**
Equity	20,643	20,194	27,578
Minority interest	63	160	218
Interest-bearing liabilities and provisions	13,749	15,050	19,682
Non-interest-bearing liabilities and provisions	13,263	13,264	15,747
Total equity and liabilities	**47,718**	**48,668**	**63,225**

Changes in Shareholders' Equity

MSEK	Jan.–Mar. 2003	Jan.–Dec. 2002	Jan.–Mar. 2002
Opening balance	20,194	27,568	27,568
Dividend to shareholders	-	-1,153	-
Hedge for stock option plan	-6	-138	-
Translation differences for the period	-181	-2,194	-577
Net profit for the period	636	-3,889	587
Closing balance	20,643	20,194	27,578

Revenues by Business Area

MSEK		January – March	
	2001	2002	2003
Compressor Technique	3,928	3,785	3,721
Rental Service	3,659	3,397	2,495
Industrial Technique	2,838	2,823	2,422
Construction and Mining Technique	1,828	1,784	1,811
Eliminations	-152	-154	-49
Atlas Copco Group	12,101	11,635	10,400

MSEK (by quarter)				2002	2003
	1	2	3	4	1
Compressor Technique	3,785	4,039	3,963	4,206	3,721
Rental Service	3,397	3,357	3,191	2,884	2,495
Industrial Technique	2,823	2,827	2,928	2,903	2,422
Construction and Mining Technique	1,784	1,952	1,864	2,018	1,811
Eliminations	-154	-70	-73	-62	-49
Atlas Copco Group	11,635	12,105	11,873	11,949	10,400

Operating Profit by Business Area

MSEK		January – March	
	2001	2002	2003
Compressor Technique	738	657	681
As a percentage of revenues	*18.8*	*17.4*	*18.3*
Rental Service	328	121	104
As a percentage of revenues	*9.0*	*3.6*	*4.2*
Industrial Technique	277	248	184
As a percentage of revenues	*9.8*	*8.8*	*7.6*
Construction and Mining Technique	185	186	151
As a percentage of revenues	*10.1*	*10.4*	*8.3*
Corporate items	-65	-46	-48
Operating profit	1,463	1,166	1,072
As a percentage of revenues	*12.1*	*10.0*	*10.3*
Financial income and expenses	-414	-254	-116
Profit after financial items	1,049	912	956
As a percentage of revenues	*8.7*	*7.8*	*9.2*

MSEK (by quarter)				2002	2003
	1	2	3*	4	1
Compressor Technique	657	771	768	809	681
As a percentage of revenues	*17.4*	*19.1*	*19.4*	*19.2*	*18.3*
Rental Service	121	169	217	179	104
As a percentage of revenues	*3.6*	*5.0*	*6.8*	*6.2*	*4.2*
Industrial Technique	248	188	295	319	184
As a percentage of revenues	*8.8*	*6.7*	*10.1*	*11.0*	*7.6*
Construction and Mining T.	186	203	179	112	151
As a percentage of revenues	*10.4*	*10.4*	*9.6*	*5.6*	*8.3*
Corporate items	-46	-27	-54	-33	-48
Operating profit	1,166	1,304	1,405	1,386	1,072
As a percentage of revenues	*10.0*	*10.8*	*11.8*	*11.6*	*10.3*
Financial income and expenses	-254	-230	-164	-132	-116
Profit after financial items	912	1,074	1,241	1,254	956
As a percentage of revenues	*7.8*	*8.9*	*10.5*	*10.5*	*9.2*

* Excluding goodwill impairment charge.

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the Group's proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@se.atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@se.atlascopco.com

Internet site for the Atlas Copco Group
www.atlascopco-group.com

Presentations from Atlas Copco
For your convenience, a PowerPoint presentation of Atlas Copco's quarterly results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at June 30, 2003
The second quarter report will be published July 17, 2003.

SEC 82-812



press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070, annika.berglund@.se.atlascopco.com

Atlas Copco's AGM 2003 Summary

Stockholm, Sweden, April 29, 2003—Atlas Copco's Annual General Meeting (AGM) was held yesterday. In his address to the shareholders, Gunnar Brock, President and CEO, reported on the Group's performance in 2002, and on the strategic directions.

In his address to the shareholders Brock highlighted the strategic direction of the Group;

- We focus on organic growth, but will continue to acquire complementary businesses.
- We will further develop the after market strategy use-of-products within all business areas.
- As many customers see benefits in renting instead of buying, renting is a central part of our activities.
- The markets where we aim to grow are the ones with a large potential for us, e.g. Asia, Russia, Eastern Europe and the United States.
- Innovation and the capability to continuously develop and launch new and better products is the foundation for our growth.

Brock ended his presentation by saying that through the current work with addressing ethics, environmental and social responsibility issues, the already strong corporate culture will be reinforced.

The Meeting adopted the Board of Directors' proposed dividend for the 2002 fiscal year of SEK 5.75 per share. May 2, 2003, was approved as the record date. It is estimated that dividends will be distributed by Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 7, 2003.

The Meeting re-elected the following members of the Board: Jacob Wallenberg, Gunnar Brock, Sune Carlsson, Kurt Hellström, Thomas Leysen, Ulla Litzén, and Charles E. Long. Staffan Bohman and Anders Ullberg were elected as new members.

In conjunction with the AGM the Board of Directors of Atlas Copco AB held a constitutional meeting. At this meeting Sune Carlsson was elected Chairman of the board, and Jacob Wallenberg was elected vice Chairman. The Board of Directors appointed Sune Carlsson, Jacob Wallenberg and Kurt Hellström to form the Remuneration Committee. Sune Carlsson, Ulla Litzén and Thomas Leysen were appointed to form the Audit Committee.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

To the editor: Mr. Brock's complete address to the shareholders will be published on the Group's website: www.atlascopco-group.com > Investor Relations

SEC 82-812



press information

Group Communications

CONTACT: Debra Sajkowski, Marketing Communications Manager,
Milwaukee Electric Tool Corporation.
Phone + 1 262-783-8318 or debra.sajkowski@atlascopco.com

Annika Berglund, Senior Vice President, Group Communications
Phone +46 8 743 8070 or annika.berglund@se.atlascopco.com

Milwaukee Electric Tool announces plans for assembly plant in Mexico

Stockholm, Sweden, May 6, 2003—Milwaukee Electric Tool Corporation has announced plans to start up a small assembly operation in Mexico. ***"The start up of this operation will position Milwaukee to capitalize on its core competences and to ensure profitable long-term growth,"*** **says Daniel Perry, President and Chief Executive Officer of Milwaukee Electric Tool Corporation.**

Milwaukee, a company within the Atlas Copco Group, is a leading North American manufacturer of heavy-duty tools and accessories with its corporate headquarters and a manufacturing operation in Brookfield, Wisconsin, USA. Manufacturing facilities are also located in Kosciusko, Greenwood and Jackson, MS, and Blytheville, AR, with a distribution center in Olive Branch, MS. The company operates 15 branch offices throughout the United States. It also has operations in Canada and Mexico and sales in Australia and parts of Europe.

Milwaukee's plans include relocation of assembly of selected product lines as well as returned goods reconditioning. Approximately 75-90 employees currently working in Blytheville, AR, and Kosciusko, MS, will be affected. The company expects some of the reductions to occur through early retirement and natural attrition. There will be no net loss of jobs as a result of this plan, which should begin in the next 90 days and be completed by December 31, 2003.

"We have a well mapped-out strategy which will strengthen Milwaukee's position in the global marketplace and help us grow our tool and accessory business," says Perry.

Milwaukee Electric Tool Corporation, a company within the Atlas Copco Group, is a leading producer and seller of heavy-duty portable electric tools and accessories. Currently Milwaukee offers over 400 different tool models, including drills, circular saws, grinders, reciprocating saws and rotary hammers. In addition, more than 3,500 Milwaukee accessories are available including reciprocating saw blades, hole saws, wood boring bits, diamond core bits, and others to support tool products. More information is available on the company's website: www.milwaukeetools.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco Three months ended March 31, 2003

Q1



Revenues decreased by 11% to MSEK 10,400. The operating margin was 10.3% (10.0). Earnings per share increased to SEK 3.03, compared to SEK 2.80 the preceding year.

Atlas Copco

Income Statement

MSEK	3 months ended March 31 2003	2002	2003, reported	12 months ended March 31 2003*	2002
Revenues	10,400	11,635	46,327	46,327	50,673
Operating expenses	–9,328	–10,469	–41,160	–41,160	–44,840
Goodwill impairment charge			–6,950		
Operating profit	1,072	1,166	–1,783	5,167	5,833
—as a percentage of revenues	*10.3*	*10.0*	*–3.8*	*11.2*	*11.5*
Financial income and expenses	–116	–254	–642	–642	–1,270
Profit after financial items	956	912	–2.425	4,525	4,563
—as a percentage of revenues	*9.2*	*7.8*	*–5.2*	*9.8*	*9.0*
Taxes	–312	–314	–1,359	–1,511	–1,572
Minority interest	–8	–11	–56	–56	–13
Net profit	636	587	–3,840	2,958	2,978
Earnings per share, SEK	3.03	2.80	–18.32	14.11	14.21
Key ratios					
Equity capital per share, period end, SEK			99	127	133
Return on capital employed before tax, 12 month values, %			–4	13	12
Return on equity after tax, 12 month values, %			–17	11	11
Debt / equity ratio, period end, %			59	46	65
Rate of equity, period end, %			43	50	44
Number of employees, period end			25,516	25,516	25,543

*) Excluding goodwill impairment charge.

Balance Sheet

MSEK	March 31, 2003	December 31, 2002	March 31, 2002
Intangible fixed assets	12,598	12,956	21,909
Rental equipment	10,616	11,294	14,770
Other fixed assets	6,463	6,726	7,461
Inventories	6,300	5,782	6,505
Receivables	10,225	10,554	11,094
Cash, bank, and short-term investments	1,516	1,356	1,486
Total assets	47,718	48,668	63,225
Equity	20,643	20,194	27,578
Minority interest	63	160	218
Interest-bearing liabilities and provisions	13,749	15,050	19,682
Non-interest-bearing liabilities and provisions	13,263	13,264	15,747
Total equity and liabilities	47,718	48,668	63,225

Changes in Shareholders' Equity

MSEK	January–March, 2003	January–December, 2002	January–March, 2002
Opening balance	20,194	27,568	27,568
Dividend to shareholders	-	–1,153	-
Hedge for stock option plan	–6	–138	-
Translation differences for the period	–181	–2,194	–577
Net profit for the period	636	–3,889	587
Closing balance	20,643	20,194	27,578

Financial targets The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to challenge continuously the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will lead to that shareholder value is created and continuously increased. The strategy used for reaching these objectives will follow the Group's proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

Forward-looking statements Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Profit increased in spite of weaker demand

Interim report at March 31, 2003 (unaudited). Note: All comparative figures are for the first quarter of 2002, unless otherwise stated.

- Order volumes down 1%, 11% negative currency translation effect.
- Profit after financial items amounted to MSEK 956 (912), or 9.2% (7.8).
- Operating profit margin increased to 10.3% (10.0).
- Earnings per share increased 8% to SEK 3.03 (2.80).
- Operating cash flow totaled MSEK 1,191 (1,523).

Near-term demand outlook Demand in the Group's two main regions, North America and Europe, is not expected to show any material change in the near term. Key business indicators such as capacity utilization, industrial production and building and construction activity in these regions are still weak.

Demand from the mining industry and the overall demand in Asia is expected to remain favorable.


Revenues
MSEK
55,000
44,000
33,000
22,000
11,000
0
I II III IV I II III IV I II III IV
01 02 03
12-month figures
3-month figures
Profit Margin, 12-month figures
%
15
12
9
6
3
0
I II III IV I II III IV I II III IV
01 02 03
Operating profit*
Profit after financial items*
*) Excluding goodwill impairment charge.

MSEK	January–March 2003	2002	Change %
Orders received	10,903	12,058	–10
Revenues	10,400	11,635	–11
Operating profit	1,072	1,166	–8
—as a percentage of revenues	*10.3*	*10.0*	
Profit after financial items	956	912	+5
—as a percentage of revenues	*9.2*	*7.8*	
Items affecting comparability			
Restructuring costs—Atlas Copco Wagner	*–12*		
Reduced goodwill amortization	*+45*		
Total	+33		
Earnings per share, SEK	3.03	2.80	
Equity capital per share, SEK	99	133	
Return on capital employed (12 month value)	13*	12	

*) Excluding goodwill impairment charge.

Review of first quarter—Atlas Copco Group

Market development

Demand in *North America* remained weak, primarily reflecting weak market conditions in the United States. In addition to already sluggish US manufacturing and construction activity, the war in Iraq depressed both business and consumer confidence.

Seasonally adjusted, non-residential building activity in the United States remained about 15% below previous year and almost 30% off its peak of Q1 2001. The previously healthy residential building activity showed signs of deterioration.

Demand for industrial equipment was better than for construction equipment but still negatively affected by the low manufacturing output and low capacity utilization.

Mining industry demand, primarily for consumables and aftermarket products, continued at a good level.

In *South America*, the demand situation improved from a low level and after several quarters of deterioration. The mining industry was the main contributor to this improvement.

Despite worsening economic climate in the European Union, demand for the Group's products and services in *Europe* as a whole stayed on a relatively good level. This was primarily due to the steady growth in Eastern Europe, which offset the weak development in many Western European countries, particularly in France.

In Russia and other parts of Eastern Europe, most customer segments showed a positive development, while the situation in the rest of Europe varied between different industries. Construction activity continued to be depressed, affecting demand for light construction equipment, portable compressors and electric tools. Demand from manufacturing and process industry, especially for aftermarket products, held up well considering the generally weak business environment in the region.

The level of demand was favorable in northern *Africa* and the *Middle East*, in spite of the war in Iraq, and demand from the mining industry in southern Africa continued to be very strong.

In *Asia*, the positive demand development continued, primarily driven by another quarter of strong growth in China. Demand from the construction and manufacturing industries in Australia continued to improve.

Return and cost of capital, 12-month figures


%
20
16
12
8
4
0
I II III IV I II III IV I II III IV
01 02 03

- Return on capital employed* (ROCE)
- Return on equity*
- Weighted average cost of capital (WACC), pretax

Earnings per share


SEK
20
16
12
8
4
0
I II III IV I II III IV I II III IV
01 02 03

- 12-month figures*
- 3-month figures*

*) Excluding goodwill impairment charge.

Orders and revenues

MSEK	Orders received	January–March Revenues
2002	12,058	11,635
Structural change, %	+1	+1
Currency, %	–11	–11
Price, %	+1	+1
Volume, %	–1	–2
Total, %	–10	–11
2003	10,903	10,400

Geographic distribution of orders received last 12 months, %

	March, 2003	December, 2002
North America	46	48
Europe	33	32
Asia/Australia	13	12
Africa/Middle East	5	5
South America	3	3
	100	100

Earnings and profitability

Operating profit reached MSEK 1,072 (1,166) corresponding to an operating margin of 10.3% (10.0). Unfavorable changes in exchange rates, compared to previous year, affected the operating profit negatively by about MSEK 220. Cost reductions and price increases offset the negative effect of lower revenues. This year's operating profit included a MSEK 45 positive effect from lower amortization expense as a result of the goodwill impairment charge in Q3 2002, and MSEK 12 in restructuring cost in the Construction and Mining Technique business area.

Net financial items amounted to MSEK –116 (–254), of which net interest items accounted for MSEK –107 (–235). Interest expense continued to decline year-on-year, a result of the strong cash flow in the last 12 month period, a weaker USD and successful interest-rate management.

Profit after financial items improved 5%, to MSEK 956 (912), to a margin of 9.2% (7.8). Net foreign exchange effects were about MSEK –200.

Net profit totaled MSEK 636 (587), or SEK 3.03 (2.80) per share.

The return on capital employed during the 12 months to March 31, 2003, was 13% (12), and the return on shareholders' equity 11% (11), excluding the goodwill impairment charge in the third quarter 2002. The Group currently uses a weighted average cost of capital (WACC) of 7.8%, corresponding to a pre-tax cost of capital of approximately 12%.

Cash flow and net indebtedness

The operating cash surplus after tax reached MSEK 1,425 (1,553), corresponding to 14% (13) of Group revenues. Working capital increased slightly by MSEK 36, in contrast with last year's substantial decrease of 668. Consequently the total cash flow from operations reached MSEK 1,389 (2,221).

Net investment in tangible fixed assets, including proceeds from sales of used equipment, was down to MSEK 154 (672), due primarily to lower investments in rental fleet.

Operating cash flow before acquisitions and dividends equaled MSEK 1,191 (1,523).

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 12,233 (18,196), of which MSEK 1,818 (1,720) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved to 59% (65), in spite of the goodwill impairment charge of MSEK 6,950 in Q3 2002.

Summary cash-flow analysis

MSEK	January–March 2003	2002
Operating cash surplus after tax	1,425	1,553
of which depreciation added back	*837*	*1,057*
Change in working capital	–36	668
Cash flow from operations	1,389	2,221
Investments in tangible fixed assets	–496	–1,174
Sale of tangible fixed assets	342	502
Other investments, net	–44	–26
Company acquisitions/divestments	–207	–5
Cash flow from investments	–405	–703
Dividends paid	0	–4
Net cash flow	984	1,514
Change in interest-bearing liabilities	–804	–1,341
Cash flow after financing	180	173
Liquid funds at beginning of period	1,356	1,343
Translation difference	–20	–30
Liquid funds at end of period	1,516	1,486

Investments, depreciation and amortization

Investments in property and machinery totaled MSEK 138 (284), while gross investments in rental equipment amounted to MSEK 358 (890). The lower investments in rental equipment reflected the weak market demand and an improved fleet efficiency. Depreciation on these two asset groups was MSEK 204 (237) and MSEK 502 (634), respectively, while amortization of intangible assets equaled MSEK 131 (186).

Asbestos cases in the United States

As of March 31, 2003, Atlas Copco has a total number of 140 asbestos cases filed with a total of 22,474 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 167 companies per case.

During the first quarter 2003, two cases were dropped, as there was no evidence of an Atlas Copco product being involved.

The Group has not deemed it necessary to book any provisions related to these pending cases.

People

On March 31, 2003, the number of employees was 25,516 (25,543). For comparable units, the number of employees decreased by 719 from March 31, 2002.

Equity and distribution of shares

A provision is booked against shareholder's equity as the Atlas Copco share price is lower than those of the Atlas Copco employee option plan contracts. As of March 31, 2003, the provision amounted to MSEK 144 (138 at Dec 31, 2002).

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	January–March 2003	2002	Change %
Orders received	4,048	4,242	–5
Revenues	3,721	3,785	–2
Operating profit	681	657	+4
—as a percentage of revenues	*18.3*	*17.4*	
Return on capital employed (12 month values)	69	67	

- Growth continued for industrial compressors and the aftermarket.
- Portable compressors suffered from poor construction activity.
- Asia continued to grow steadily.
- Higher profit margin, in spite of unfavorable exchange rate developments.

Orders received decreased 5%, at MSEK 4,048 (4,242), due to a negative translation effect of approximately 7%. The volume for comparable units increased 1%, while acquisitions added 1%. Revenues decreased 2% to MSEK 3,721 (3,785), corresponding to an increase of 4% in volume.

The positive order trend for the industrial compressor business continued with volume growth recorded both for machines and the aftermarket. The best growth was achieved in Asia, with China now being the business area's largest single market. Parts of Europe and Australia also recorded positive developments. The aftermarket business continued to expand at a significantly higher pace than the average. Oil-injected compressors, used in a wide variety of applications in all types of industry, noted the best growth. Product range completions in recently introduced products and successful territory management in high-potential markets supported the sales development and a further strengthening of the market position.

The unfavorable market conditions for construction, particularly in North America and Western Europe, continued to negatively affect the sales of portable compressors and generators. In contrast, the development of the specialty rental business for these product groups remained positive.

Operating profit increased 4% to MSEK 681 (657), corresponding to an operating margin of 18.3% (17.4). The margin improvement, which was achieved in spite of negative currency developments, was a result of higher volumes, a favorable equipment sales mix and a higher share of aftermarket revenues. Cash flow, supported by active asset management, remained strong and contributed to an even higher return on capital employed (past 12 months), which increased to 69% (67).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	January–March 2003	2002	Change %
Revenues	2,495	3,397	–27
Operating profit	104	121	–14
—as a percentage of revenues	*4.2*	*3.6*	
Return on capital employed (12 month values)	3*	3	

*) Excluding goodwill impairment charge.

- Continued weak market demand, rental revenue down 3% in US dollars.
- Cost reductions and successful price management mitigated negative effect on profit.
- Improved rental rates and higher fleet utilization.
- Cash flow remained very strong.

The market remained weak as the non-residential building activity continued to be almost 15% below the previous year's level. Demand for maintenance and energy-related rental from industrial customers was good, in spite of low capacity utilization levels in the manufacturing industry.

Total revenues decreased 27%, to MSEK 2,495 (3,397) primarily due to a very large negative translation effect from USD to SEK of 17%. Rental revenues, which accounted for 75% of total revenues, dropped 3% in local currency, but same store rental revenue was flat. The continuous adjustment of the number of rental stores resulted, however, in a volume drop of 5%. Thanks to active price management, the average rental rates increased 2% compared to previous year and stayed flat in relation to Q4 2002. Sales of new equipment, parts and merchandise, representing 15% of total revenues, dropped 23%, reflecting poor demand, reduced number of stores and reduced focus on sales of new equipment. Sales of used equipment decreased 28% from a relatively high level in 2002.

Operating profit (EBIT) was unchanged in local currency but decreased to MSEK 104 (121) entirely due to currency translation. The margin was 4.2% (3.6). The effect of the significant revenue drop was compensated for by MSEK 45 lower goodwill amortization, lower operating costs, active price management as well as a more efficient use of the fleet. Lower payroll expense was partly offset by rising health-care and insurance costs as well as costs associated with the reduction of rental locations and the number of employees. The profit margin before non-cash items such as depreciation and amortization (EBITDA) was unchanged at 26%. Return on capital employed, past 12 months excluding the impairment charge, was 3% (3).

The rental fleet at original cost was 7% lower than in Q1 2002 and the average age was 3.6 years. It is expected that the average age will stay close to the present level in the near-term future. Subject to material changes in market demand, this indicates somewhat higher used equipment sales as well as somewhat higher replacement investments in the next couple of quarters. Fleet utilization remained well above previous year at the same time as average rental rates improved. Improved fleet efficiency and continued successful inventory and receivables management contributed to another quarter of strong cash flow.

During the quarter, 11 rental locations were closed, giving a total number of locations at the end of the period of 495 (530). Total number of employees was 5,408, down by 277 in the quarter and by 861 compared to previous year.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

MSEK	January–March 2003	January–March 2002	Change %
Orders received	2,536	2,867	–12
Revenues	2,422	2,823	–14
Operating profit	184	248	–26
—as a percentage of revenues	*7.6*	*8.8*	
Return on capital employed (12 month values)	13	12	

- Volume growth for industrial tools.
- Lower demand for professional electric tools in North America.
- Operating margin down, due to currency and loss of revenue.
- Acquisition of drilling accessory business.

Order intake was MSEK 2,536 (2,867), a decrease of 12% as a consequence of a negative translation effect of 11% and a 1% effect from divested businesses. Volume for comparable units was flat. Revenues amounted to MSEK 2,422 (2,823), down 14%, and corresponding to a volume decrease of 2% for comparable units.

The positive volume development for industrial tools continued. Investments from the motor vehicle industry in fastening tools and assembly systems grew at the same time as the service business increased. The only exception among the major markets was Japan. Orders for tools to the automotive aftermarket increased, supported by the introduction of new products.

Demand for professional electric tools in North America weakened. This affected order intake from all distribution channels such as home improvement centers, industrial distributors and hardware stores. The market share was estimated to be unchanged. Demand in Europe continued to be relatively weak as the activity in building and construction markets deteriorated further. In spite of the business climate, some growth in order volume was achieved in Europe in the period.

Operating profit fell to MSEK 184 (248), corresponding to a margin of 7.6% (8.8). The main portion of the shortfall compared to previous year was due to negative currency effects, both in translation and transaction. Lower revenues and somewhat higher operating costs explained the remaining part of the profit drop. Return on capital employed (past 12 months) was 13% (12).

April 4, 2003, Atlas Copco concluded the acquisition of the German company DreBo Werkzeugfabrik GmbH, a leading manufacturer of carbide tipped masonry drilling products used together with professional electric tools. The company has annual revenues of approximately MSEK 230 and 160 employees. The acquisition is in line with the strategy of Atlas Copco Industrial Technique, to expand the accessory business related to professional electric tools.

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January–March 2003	January–March 2002	Change %
Orders received	1,873	1,793	+4
Revenues	1,811	1,784	+2
Operating profit	151	186	–19
—as a percentage of revenues	*8.3*	*10.4*	
Return on capital employed (12 month values)	19	22	

- Sustained volume growth.
- Growth in most regions, despite weak construction demand.
- Profit margin suffered from weaker US dollar and restructuring costs.

Orders received amounted to MSEK 1,873 (1,793), corresponding to an increase in volumes for comparable units of 3%. There was a negative translation effect of 8%, while acquisitions made during 2002 added 9%. Prices were on average 1% higher than previous year. Revenues were up 2% to MSEK 1,811 (1,784), corresponding to a flat volume development for comparable units.

Investments in underground mines continued to increase, which supported a positive order trend for drill rigs, loaders as well as consumables and service. Good order levels for underground mines were recorded in South America, Mexico, Russia, Africa, and China. A slight improvement, compared to the most recent quarters, was also noted for exploration drilling equipment.

The demand for drill rigs and consumables for underground construction applications, like tunneling projects, remained at a favorable level. The number of active projects in the Middle East is still high, but realization and consequently order intake decreased due to concerns caused by the war in Iraq.

The healthy growth for surface drilling equipment used in infrastructure projects and quarries continued, in spite of the weak business climate for general construction in North America and Europe. The weak demand situation was, however, clearly reflected

Compressor Technique, Operating profit

MSEK


3,500
2,800
2,100
1,400
700
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures
3-month figures

Rental Service, Operating profit

MSEK


2,000
1,600
1,200
800
400
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures*
3-month figures*

*) Excluding goodwill impairment charge.

Industrial Technique, Operating profit

MSEK


1,500
1,200
900
600
300
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures
3-month figures

Construction and Mining Technique, Operating profit

MSEK


1,000
800
600
400
200
0
I II III IV I II III IV I II III IV
01 02 03

12-month figures
3-month figures

in orders for most types of light construction tools, like breakers.

The use-of-products revenues, such as accessories, consumables, service, and spare parts continued to grow at a somewhat higher rate than the average of the business area.

The transfer and integration of the loader business from Oregon, USA, to Örebro in Sweden, continued according to plan. A restructuring cost of MSEK 12 was booked in Q1, compared with MSEK 68 in Q4 2002 and a total project size of MSEK 150. The remaining part will be charged to the results in the coming three to four quarters.

Operating profit was MSEK 151 (186), including restructuring charges of MSEK 12. Excluding restructuring, the profit margin was 9.0% (10.4). The profit margin was again negatively affected by the weaker US dollar. Return on capital employed (past 12 months) was 19% (22).

Previous near-term demand outlook

(Published February 3, 2003)

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter, but the political situation in the Middle East has increased the uncertainty. Demand for rental equipment in the United States is expected to stay at the present level, adjusted for seasonal weakness in the first quarter.

Accounting principles

The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2002 and in accordance with the new accounting recommendations that were implemented January 1, 2003. The new recommendations did not change the Group's reporting.

Stockholm, April 28, 2003

Gunnar Brock

President and Chief Executive Officer